As filed with the Securities and Exchange Commission on June 24, 2016

Securities Act File No. 333-205154

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 6

ALCENTRA CAPITAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

200 Park Avenue, 7th Floor
New York, New York 10166

(Address of Principal Executive Offices)

(212) 922-8240

(Registrant’s Telephone Number, Including Area Code)

Paul J. Echausse, Esq.
President and Chief Executive Officer
Alcentra Capital Corporation
200 Park Avenue, 7th Floor
New York, New York 10166

(Name and Address of Agent for Service)

COPIES TO:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering:  As soon as practicable, after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (SEC File No. 333-205154) (the “Registration Statement”) is to file certain exhibits to the Registration Statement as set forth in Item 25(2) of Part C. Accordingly, this Post-Effective Amendment No. 6 to the Registration Statement consists only of a facing page to the registration statement, this explanatory note and Part C of the Registration Statement, including all exhibits identified as being filed herewith or incorporated by reference herein. This Post-Effective Amendment No. 6 does not modify any other part of the Registration Statement. As a result, the remainder of the contents of the Registration Statement previously filed are hereby incorporated by reference herein. This Post-Effective Amendment No. 6 is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended. As permitted by Rule 462(d), this Post-Effective Amendment No. 6 shall become effective upon filing with the SEC.

ALCENTRA CAPITAL CORPORATION
PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial statements

Page No.
Unaudited Financial Statements:
Consolidated Financial Statements of Alcentra Capital Corporation:
Consolidated Statement of Assets and Liabilities as of September 30, 2015 (unaudited)	F-2
Consolidated Statement of Operations for the Three and Nine Months Ended September 30, 2015 (unaudited)	F-3
Consolidated Statement of Changes in Net Assets for the Nine Months Ended September 30, 2015 (unaudited)	F-5
Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2015 (unaudited)	F-7
Consolidated Schedule of Investments as of September 30, 2015 (unaudited)	F-9
Financial Statements of BNY Mellon-Alcentra Mezzanine III, L.P.:
Statement of Operations for the period from January 1, 2014 to May 7, 2014 (unaudited)	F-3
Statement of Changes in Net Assets for the period from January 1, 2014 to May 7, 2014 (unaudited)	F-5
Statement of Cash Flows for the period from January 1, 2014 to May 7, 2014 (unaudited)	F-7
Notes to Unaudited Financial Statements	F-18
Audited Financial Statements:
Report of Independent Registered Public Accounting Firm	F-42
Consolidated Financial Statements of Alcentra Capital Corporation:
Consolidated Statement of Assets and Liabilities as of December 31, 2014 and December 31, 2013	F-44
Consolidated Statement of Operations for the period from May 8, 2014 (commencement of operations) to December, 31 2014	F-45
Consolidated Statement of Changes in Net Assets for the period from May 8, 2014 (commencement of operations) to December 31, 2014	F-46
Consolidated Statements of Cash Flows for the period from May 8, 2014 (commencement of operations) to December 31, 2014	F-47
Consolidated Schedule of Investments as of December 31, 2014	F-48
Notes to the Consolidated Financial Statements	F-54
Financial Statements of BNY Mellon-Alcentra Mezzanine III, L.P.:
Statement of Assets and Liabilities as of December 31, 2013	F-44
Statement of Operations for the period from January 1, 2014 to May 7, 2014 and for the years ended December 31, 2013 and 2012	F-45

Page No.
Statement of Changes in Net Assets for the period from January 1, 2014 to May 7, 2014 and for the years ended December 31, 2013 and 2012	F-46
Statement of Cash Flows for the period from January 1, 2014 to May 7, 2014 and for the years ended December 31, 2013 and 2012	F-47
Consolidated Schedule of Investments as of December 31, 2013	F-52

(2) Exhibits

(a)(1)	Articles of Amendment and Restatement(1)
(b)(1)	Bylaws(1)
(c)	Not applicable
(d)(1)	Form of Base Indenture(7)
(d)(2)	Form of First Supplemental Indenture(7)
(d)(3)	Form of Global Note (included as Exhibit A to the Form of First Supplemental Indenture)(7)
(d)(4)	Statement of Eligibility of Trustee on Form T-1(15)
(d)(5)	Form of Supplemental Indenture(7)
(d)(6)	Form of Second Supplemental Indenture relating to the Alcentra Capital Internotes® 6.375% Notes due 2020(8)
(d)(7)	Form of Global Note relating to the Alcentra Capital Internotes® 6.375% Notes due 2020 (included as Exhibit A to the Form of Second Supplemental Indenture)(8)
(d)(8)	Form of Third Supplemental Indenture relating to the Alcentra Capital Internotes® 6.375% Notes due 2020(9)
(d)(9)	Form of Global Note relating to the Alcentra Capital Internotes® 6.375% Notes due 2020 (included as Exhibit A to the Form of Third Supplemental Indenture)(9)
(d)(10)	Form of Fourth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.375% Notes due 2020(10)
(d)(11)	Form of Global Note relating to the Alcentra Capital Internotes® 6.375% Notes due 2020 (included as Exhibit A to the Form of Fourth Supplemental Indenture)(10)
(d)(12)	Form of Fifth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.375% Notes due 2020(11)
(d)(13)	Form of Global Note relating to the Alcentra Capital Internotes® 6.375% Notes due 2020 (included as Exhibit A to the Form of Fifth Supplemental Indenture)(11)
(d)(14)	Form of Sixth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.375% Notes due 2020(12)
(d)(15)	Form of Global Note relating to the Alcentra Capital Internotes® 6.375% Notes due 2020 (included as Exhibit A to the Form of Sixth Supplemental Indenture)(12)
(d)(16)	Form of Seventh Supplemental Indenture relating to the Alcentra Capital Internotes® 6.750% Notes due 2022(12)
(d)(17)	Form of Global Note relating to the Alcentra Capital Internotes® 6.750% Notes due 2022 (included as Exhibit A to the Form of Seventh Supplemental Indenture)(12)
(d)(18)	Form of Eighth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.25% Notes due 2020(13)
(d)(19)	Form of Global Note relating to the Alcentra Capital Internotes® 6.25% Notes due 2020 (included as Exhibit A to the Form of Eighth Supplemental Indenture)(13)
(d)(20)	Form of Ninth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.50% Notes due 2020(13)

(d)(21)	Form of Global Note relating to the Alcentra Capital Internotes® 6.50% Notes due 2020 (included as Exhibit A to the Form of Ninth Supplemental Indenture)(13)
(d)(22)	Form of Tenth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.50% Notes due 2021(17)
(d)(23)	Form of Global Note relating to the Alcentra Capital Internotes® 6.50% Notes due 2021 (included as Exhibit A to the Form of Tenth Supplemental Indenture)(17)
(d)(24)	Form of Eleventh Supplemental Indenture relating to the Alcentra Capital Internotes® 6.50% Notes due 2021(18)
(d)(25)	Form of Global Note relating to the Alcentra Capital Internotes® 6.50% Notes due 2021 (included as Exhibit A to the Form of Eleventh Supplemental Indenture)(18)
(d)(26)	Form of Twelfth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.50% Notes due 2021(20)
(d)(27)	Form of Global Note relating to the Alcentra Capital Internotes® 6.50% Notes due 2021 (included as Exhibit A to the Form of Twelfth Supplemental Indenture)(20)
(d)(28)	Form of Thirteenth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.375% Notes due 2021(21)
(d)(29)	Form of Global Note relating to the Alcentra Capital Internotes® 6.375% Notes due 2021 (included as Exhibit A to the Form of Thirteenth Supplemental Indenture)(21)
(d)(30)	Form of Fourteenth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.375% Notes due 2021(22)
(d)(31)	Form of Global Note relating to the Alcentra Capital Internotes® 6.375% Notes due 2021 (included as Exhibit A to the Form of Fourteenth Supplemental Indenture)(22)
(d)(32)	Form of Fifteenth Supplemental Indenture relating to the Alcentra Capital Internotes® 6.375% Notes due 2021*
(d)(33)	Form of Global Note relating to the Alcentra Capital Internotes® 6.375% Notes due 2021 (included as Exhibit A to the Form of Fifteenth Supplemental Indenture)*
(d)(34)	Form of Warrant Certificate and Warrant Agreement(16)
(d)(35)	Form of Articles Supplementary Establishing and Fixing the Rights and Preferences of Preferred Stock(16)
(e)	Form of Dividend Reinvestment Plan(3)
(f)	Not applicable
(g)(1)	Form of Investment Advisory Agreement between Registrant and our Adviser(3)
(g)(2)	Form of Letter Agreement between the Registrant and Alcentra NY, LLC(3)
(h)(1)	Selling Agent Agreement by and among the Registrant, Alcentra NY, LLC and Incapital LLC, dated May 31, 2016(21)
(i)	Not applicable
(j)	Form of Custody Agreement with State Street Bank and Trust Company(4)
(k)(1)	Form of Master Administration and Accounting Agreement between Registrant and State Street Bank and Trust Company(4)
(k)(2)	Form of License Agreement between the Registrant and Alcentra NY, LLC(2)
(k)(3)	Form of Registration Rights Agreement(2)
(k)(4)	Form of Senior Secured Revolving Credit Agreement among the Registrant and ING Capital LLC(4)
(k)(5)	Form of Guarantee and Security Agreement among the Registrant and ING Capital LLC(4)

(k)(6)	Amendment No. 1 to the Senior Revolving Credit Agreement, dated December 19, 2014, by and among the Company as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, Arranger and Bookrunner(5)
(k)(7)	Incremental Commitment Agreement, dated as of December 19, 2014, by and among the Company, as borrower, the Increasing Lenders party thereto and ING Capital LLC as Administrative Agent and Collateral Agent(5)
(k)(8)	Form of Amendment No. 2 to the Senior Revolving Credit Agreement, to be entered into by and among the Company as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, Arranger and Bookrunner(7)
(k)(9)	Amendment No. 3 to the Senior Secured Revolving Credit Agreement, dated as of August 11, 2015, by and among the Company as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, Arranger and Bookrunner(14)
(k)(10)	Incremental Commitment Agreement, dated as of August 11, 2015, by and among the Company, as borrower, the Increasing Lenders party thereto and ING Capital LLC, as Administrative Agent and Collateral Agent(14)
(k)(11)	Amendment No. 4 to the Senior Secured Revolving Credit Agreement, dated as of March 2, 2016 by and among the Company, as borrower, the Lenders party thereto and ING Capital LLC, as Administrative Agent, Arranger and Bookrunner(19)
(l)(1)	Form of Opinion and Consent of Sutherland Asbill & Brennan LLP, counsel for Registrant(16)
(l)(2)	Opinion and Consent of Sutherland Asbill & Brennan LLP, counsel for Registrant, dated May 31, 2016(21)
(l)(3)	Opinion and Consent of Sutherland Asbill & Brennan LLP, counsel for Registrant, dated June (23), 2016*
(m)	Not applicable
(n)(1)	Consent of Independent Registered Public Accounting Firm(16)
(n)(2)	Report of Independent Registered Public Accounting Firm(15)
(n)(3)	Consent and Report of Independent Registered Public Accounting Firm(21)
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(1)	Code of Ethics of the Registrant(6)
99.1	Statement of Computation of Ratios of Earnings to Fixed Charges(16)
99.2	Form of Prospectus Supplement for Common Stock Offerings(16)
99.3	Form of Prospectus Supplement for Preferred Stock Offerings(16)
99.4	Form of Prospectus Supplement for At-the-Market Offerings(16)
99.5	Form of Prospectus Supplement for Rights Offerings(16)
99.6	Form of Prospectus Supplement for Warrants Offerings(16)
99.7	Form of Prospectus Supplement for Retail Note Offerings(16)
99.8	Form of Prospectus Supplement for Institutional Note Offerings(16)

*	Filed herewith.
(1)	Previously filed in connection with the Registrant’s Registration Statement on Form N-2 (File No. 333-194521) filed on March 12, 2014, and incorporated by reference herein.
(2)	Previously filed in connection with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-194521) filed on April 9, 2014, and incorporated herein by reference.

(3)	Previously filed in connection with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-194521) filed on April 22, 2014, and incorporated herein by reference.
(4)	Previously filed in connection with Pre-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-194521) filed on May 8, 2014, and incorporated herein by reference.
(5)	Previously filed in connection with the Registrant’s Current Report on Form 8-K, filed on December 29, 2014, and incorporated herein by reference.
(6)	Previously filed in connection with Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-199622) filed on January 14, 2015 and incorporated herein by reference.
(7)	Previously filed in connection with Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-199622) filed on January 28, 2015 and incorporated herein by reference.
(8)	Previously filed in connection with Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-199622) filed on February 12, 2015 and incorporated by reference herein.
(9)	Previously filed in connection with Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-199622) filed on February 20, 2015 and incorporated by reference herein.
(10)	Previously filed in connection with Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-199622) filed on February 26, 2015 and incorporated by reference herein.
(11)	Previously filed in connection with Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File No. 333-199622) filed on March 5, 2015 and incorporated by reference herein.
(12)	Previously filed in connection with Post-Effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File No. 333-199622) filed on April 2, 2015 and incorporated by reference herein.
(13)	Previously filed in connection with Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-2 (File No. 333-199622) filed on April 15, 2015 and incorporated by reference herein.
(14)	Previously filed in connection with the Registrant’s Current Report on Form 8-K, filed on August 12, 2015, and incorporated herein by reference.
(15)	Previously filed in connection with the Registrant’s Registration Statement on Form N-2 (File No. 333-205154) filed on June 23, 2015 and incorporated herein by reference.
(16)	Previously filed in connection with the Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-205154) filed on December 21, 2015 and incorporated herein by reference.
(17)	Previously filed in connection with the Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-205154) filed on February 4, 2016 and incorporated herein by reference.
(18)	Previously filed in connection with the Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-205154) filed on February 11, 2016 and incorporated herein by reference.
(19)	Previously filed in connection with the Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 (File No. 333-205154) filed on February 19, 2016 and incorporated herein by reference.
(20)	Previously filed in connection with the Registrant’s quarterly report on Form 10-Q for the year ended December 31, 2015, filed on May 6, 2016, and incorporated herein by reference.
(21)	Previously filed in connection with the Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File No. 333-205154) filed on June 9, 2016 and incorporated herein by reference.

(22)	Previously filed in connection with the Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File No. 333-205154) filed on June 16, 2016 and incorporated herein by reference.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$29,050
FINRA filing fee	$38,000
NASDAQ listing fee	$40,000
Printing expenses	$50,000
Accounting fees and expenses	$100,000
Legal fees and expenses	$100,000
Miscellaneous	$25,000
Total	$332,050

Note:	All listed amounts are estimates except for the Securities and Exchange Commission registration fee and FINRA filing fee.

Item 28. Persons Controlled by or Under Common Control

Alcentra Capital Corporation, directly or indirectly, owns 100% of the following consolidated subsidiary:

•	Alcentra BDC Equity Holdings LLC, a Delaware limited liability company.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Registrant’s common stock as of December 18, 2015.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	3,809

Item 30. Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended, or the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The

Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Alcentra NY, LLC, our Adviser, and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement, or an Indemnitee, including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV as filed with the Securities and Exchange Commission (SEC file number 801-62417) and incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Alcentra Capital Corporation, 200 Park Avenue, 7th Floor, New York, New York 10166;
(2)	the Transfer Agent, Computershare Trust Company, N.A., P.O. Box 30170, College Station, TX 77842-3170;
(3)	the Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110; and
(4)	the Adviser, Alcentra NY, LLC, 200 Park Avenue, 7th Floor, New York, New York 10166.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement; or (2) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus.
(2)	Not applicable.
(3)	Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.
(4)	The Registrant hereby undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the 1933 Act;
(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(b)	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
(d)	That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(e)	That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

(ii)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
(f)	To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of the Registrant is trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.
(5)

(a)

for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the 1933 Act [17 CFR 230.497(h)] shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)	for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, in the State of New York, on this 23rd day of June 2016.

ALCENTRA CAPITAL CORPORATION

By:	/s/ Paul J. Echausse Name: Paul J. Echausse Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Paul J. Echausse Paul J. Echausse	President and Chief Executive Officer (Principal Executive Officer)	June 23, 2016
* Paul Hatfield	Chairman of the Board of Directors	June 23, 2016
/s/ Ellida McMillan Ellida McMillan	Chief Accounting Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	June 23, 2016
* T. Ulrich Brechbühl	Director	June 23, 2016
* Douglas J. Greenlaw	Director	June 23, 2016
** Edward Grebow	Director	June 23, 2016
* Rudolph L. Hertlein	Director	June 23, 2016
*	Signed by Paul J. Echausse pursuant to a power of attorney signed by each individual and filed with this Registration Statement on June 23, 2015.
**	Signed by Paul J. Echausse pursuant to the power of attorney signed and filed with this Registration Statement on June 9, 2016